ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS SUPPLEMENT

DATED MAY 21, 2013)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-181718

US AIRWAYS GROUP, INC.

$500,000,000 6.125% Senior Notes due 2018

Final Pricing Term Sheet

May 21, 2013

This Final Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	US Airways Group, Inc.

Guarantor:	US Airways, Inc.

If and only if the contemplated merger with AMR Corporation is consummated, AMR Corporation and American Airlines, Inc. (but not any subsidiaries of American Airlines, Inc. or other subsidiaries of AMR Corporation) will be required to fully and unconditionally guarantee US Airways Group, Inc.’s obligations under the notes.

Securities:	6.125% Senior Notes due 2018

Amount:	$500,000,000, which represents an increase of $100,000,000 from the amount offered in the Preliminary Prospectus Supplement

Coupon (Interest Rate):	6.125%

Yield:	6.125%

Spread to Benchmark Treasury:	530 bps

Benchmark Treasury:	0.625% due April 30, 2018

Scheduled Maturity Date:	June 1, 2018

Public Offering Price:	100%

Gross Proceeds:	$500,000,000

Underwriting Discount:	1.25%

Net Proceeds to Issuer before Estimated Expenses:	$493,750,000

Payment Dates:	June 1 and December 1 of each year, beginning on December 1, 2013

Record Dates:	May 15 and November 15

Redemption:	Make-whole call at T+50 bps

Change of Control:	Put at 101% of principal plus accrued interest

CUSIP:	91731V AA4

ISIN:	US91731VAA44

Distribution:	SEC Registered (Registration No. 333-181718)

Listing:	None

Trade Date:	May 21, 2013

Settlement Date:	May 24, 2013 (T+3)

Underwriting:	Principal Amount

Underwriter	of Notes
Citigroup Global Markets Inc.	$175,000,000
Barclays Capital Inc.	$100,000,000
Goldman, Sachs & Co.	$100,000,000
Morgan Stanley & Co. LLC	$100,000,000
Credit Suisse Securities (USA) LLC	$25,000,000

Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed 0.75% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price not to exceed 0.45% of the principal amount of the notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

Ratings*:	S&P: CCC+

Moody’s: Caa2

Fitch: B-

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the items described herein (including the increase in the size of the offering described under “Amount” above).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc. at the following address: Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220 or by calling 1-877-858-5407.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.